SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended April 2001	Commission File Number 000-32027

CENTURION ENERGY INTERNATIONAL INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

800, 205 – 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 263-6002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Total Number of pages is 4

CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED APRIL 23, 2001

Centurion Energy Spuds First of Three Exploratory Wells in Egypt

Calgary, Alberta - Centurion Energy International Inc. (TSE: CUX) announces that drilling of the El Wastani East -1 exploration well began on April 20, 2001 in the El Manzala Concession in Egypt. This is the first well of an aggressive drilling program scheduled for a minimum of three and a maximum of seven wells on the concession.

The El Wastani East (EWE -1) well is located approximately four kilometres east of Centurion's El Wastani gas field and is targeting gas reserves in the Abu Madi formation, one of the main producing intervals in the El Wastani field. The EWE-1 well will be drilled to a total depth of approximately 3,050 meters with drilling operations anticipated to be completed in 30 days. As of today drilling has reached a depth of approximately 1,070 meters. Discovered gas reserves could be tied into the El Wastani field gas gathering system as early as Q4 2001.

Once drilling operations at EWE -1 are completed, the rig is scheduled to be moved to the southern area of the concession to drill a minimum of two wells to further enhance Centurion’s hydrocarbon reserves base at Abu Monkar. Gelgel -1, the first drilling location, is approximately seven kilometres to the northwest of the discovery well, Abu Monkar -1. The second well, Fasada -1, is located nine kilometres to the southeast of Abu Monkar -1.

With success of any of the planned exploratory wells in the Abu Monkar area, Centurion will commence its development plan to construct a 55-kilometre pipeline which will tie in to the national gas grid pipeline along the Suez Canal. Drilling success will also result in Centurion drilling up to four additional wells, one in the El Wastani area and three in the Abu Monkar area.

Centurion Energy is the operator and holds a 100% working interest in the 420,000 acre El Manzala concession which is located in the Nile Delta region of Egypt. Centurion Energy is a growing international energy company with a focus on exploration and production in North Africa.

Certain statements in this News Release constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

FOR MORE INFORMATION, PLEASE CONTACT:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com

        The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CENTURION ENERGY INTERNATIONAL INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTURION ENERGY INTERNATIONAL INC.
April 24, 2001	/s/ Barry W. Swan Barry W. Swan Senior Vice-President Finance and CFO